Exhibit 99.1

For release at 6:30 am

Contact:

Robert F. Doman, President & CEO – 978.909.2216

Richard Christopher, VP Finance & CFO – 978.909.2211

Chad Rubin, Investor Relations Contact, The Trout Group LLC – 646.378.2947

Cory Tromblee, Media Contact, MacDougall Biomedical Communications – 781.235.3060

DUSA Pharmaceuticals Reports

First Quarter 2012 Corporate Highlights and Financial Results

Q1 domestic PDT revenues up 26% year-over-year;

Company achieves record domestic BLU-U® sales volumes

Conference call and audio webcast will be held today, May 8th, at 8:30am EDT

WILMINGTON, Mass. – May 8, 2012 — DUSA Pharmaceuticals, Inc.® (NASDAQ GM: DUSA), a dermatology company that is developing and marketing Levulan® Photodynamic Therapy (PDT), reported today its corporate highlights and financial results for the first quarter ended March 31, 2012.

Highlights for the first quarter include:

•	Total product revenues were $13.4 million for the quarter, representing a $2.4 million, or 22%, year-over-year improvement.

•	Domestic PDT revenues totaled $13.4 million for the quarter, representing a $2.7 million, or 26%, year-over-year improvement.

•	Domestic Kerastick® revenues totaled $12.6 million for the quarter, representing a $2.4 million, or 24%, year-over-year improvement.

•	Domestic BLU-U® sales volumes reached a record high at 114 units for the quarter with revenues of $0.8 million.

•	The Company generated $0.8 million in positive cash flow (change in cash, cash equivalents, and marketable securities) during the first quarter of 2012.

Management Comments:

“We are extremely pleased with our first quarter 2012 results,” stated Robert Doman, President and CEO. “The Company was able to achieve significant year-over-year top line revenue growth following its record fourth quarter 2011 performance. We had another strong quarter on BLU-Us with a best ever 114 units sold in the U.S. New BLU-U sales generate opportunities for us to grow our Levulan Kerastick business, which is the key driver of our financial performance.”

“In addition to our top line revenue growth, we were able to achieve bottom line improvement and generate $0.8 million in positive cash flow while increasing investment in research and development and sales and marketing activities, which we believe will support the continued growth of our business,” continued Doman.

“For the remainder of the year, we will continue to focus on advancing our PDT clinical programs while at the same time increasing core customer adoption of our therapy,” concluded Doman.

Other updates:

•

On April 24, 2012, the Company announced that it had completed patient enrollment in its Phase 2 clinical trial studying the broad area application with 1, 2 and 3-hour (short) drug incubation using the Levulan® Kerastick® for the treatment of actinic keratoses (AKs) of the face or scalp. The study, initiated during the fourth quarter of 2011, has enrolled 235 patients and is being completed at 13 clinical trial sites across the United States. The Company also announced that enrollment was complete in its pilot Phase 2 clinical trial studying the safety and efficacy of treating AKs on the upper extremities. This study has enrolled 71 patients and is being conducted at 3 clinical sites. Both studies are utilizing the Levulan® Kerastick® (aminolevulinic acid HCl) for Topical Solution, 20% with the BLU-U® Blue Light Photodynamic Therapy Illuminator. The FDA-approved labeling for Levulan® Kerastick® requires application of Levulan® to individual AK lesions, but in these clinical trials a broad area application method is being utilized, where Levulan® is applied to an entire skin region.

•

Throughout the course of the year, DUSA will be spearheading a number of additional initiatives to raise awareness about AKs, sun safety, skin cancer prevention and early detection. To this end, at the American Academy of Dermatology 70th Annual Meeting in March, the Company initiated a disease awareness campaign called “Spot Signs of AK™.” The goal of the campaign is to inform people about the dangers of cumulative sun damage and how it can cause AKs. The campaign was spearheaded with the launch of a new website, www.spotsignsofAK.com. In addition, in April, DUSA introduced its “Teeing Off Against Sun Damage™” campaign in collaboration with the PGA Champions Tour. DUSA will exhibit at various PGA Champions Tour golf events to speak with golf fans across the country about the hazards associated with damage from the sun. In support of this effort, DUSA has partnered with Hal Sutton, 14-time PGA champion, who will visit the DUSA exhibit booth at various Tour events.

First Quarter 2012 Financial Results:

Total product revenues were $13.4 million in the first quarter of 2012, an increase of $2.4 million, or 22%, from $11.0 million in the first quarter of 2011. The increase in revenues was attributable to a $2.1 million increase in Kerastick® revenues and a $0.3 million increase in BLU-U® revenues. The Kerastick® revenue improvement was driven by an 11% increase in sales volume and a 9% increase in our average selling price. Kerastick® sales volumes increased to 83,262 units sold in the first quarter of 2012 from 75,213 units sold in the comparable 2011 period. Domestic Kerastick® sales volumes increased by 11,226 units, or 16%, and were partially offset by a 3,177 unit decrease in our Canadian and Korean sales volumes where we had no sales. The BLU-U® revenue improvement was driven mainly by a 78% increase in volume. During the first quarter there were a record 114 units sold, as compared to the 64 units sold in the comparable prior year quarter. The average selling price of the unit decreased by 6% year-over-year due to incentive pricing offered to customers during the first quarter of 2012 to coordinate with the timing of the winter American Academy of Dermatology meeting.

DUSA’s net loss on a GAAP basis was $0.3 million, or $0.01 per common share, for the first quarter of 2012, compared to a net loss of $0.6 million, or $0.02 per common share, in the first quarter of 2011. Our financial results on a GAAP basis have been negatively impacted by the fair value accounting of warrants issued in 2007, which totaled $1.9 million and $2.2 million for the first quarter of 2012 and 2011, respectively. The warrants have an exercise price of $2.85 and expire in April 2013.

Please refer to the section entitled “Use of Non-GAAP Financial Measures” and the accompanying financial table included at the end of this release for a reconciliation of GAAP to non-GAAP results for the three-month periods ended March 31, 2012 and 2011, respectively.

DUSA’s non-GAAP net income for the first quarter of 2012 was $2.0 million, or $0.08 per common share, compared to $1.8 million, or $0.07 per common share, in the prior year period. The improvement in the Company’s non-GAAP profitability was mainly the result of the year-over-year increase in our revenues, which was partially offset by an increase in our operating costs.

As of March 31, 2012, total cash, cash equivalents, and marketable securities were $29.0 million, compared to $28.2 million at December 31, 2011, representing an increase of $0.8 million during the quarter.

Conference Call and Audio Webcast Details and Dial-in Information:

In conjunction with this announcement, DUSA will host a conference call and audio webcast today:

Tuesday, May 8, 2012 - 8:30am EDT

North American callers dial:

877-645-6210

International callers dial:

970-315-0447

Conference ID: 73437728

To access the call online via webcast, please click here, or visit http://bit.ly/IKjFHS.

A telephone replay will be available shortly after the live call concludes. To access the replay, dial 855-859-2056 (North American callers) or 404-537-3406 (International callers). The telephone replay and webcast will also be accessible on the investors section of our website approximately six hours following the call at www.dusapharma.com.

Revenues Table, Condensed Consolidated Balance Sheets, Condensed Consolidated Statement of Operations and GAAP to Non-GAAP reconciliation follow:

Revenues for the three-month periods were comprised of the following:

	3-months ended March 31,
	2012 (Unaudited)	2011 (Unaudited)
PDT Drug & Device Product Revenues
Kerastick® Product Revenues:
United States	$12,614,000	$10,194,000
Canada	—	183,000
Korea	—	116,000

Subtotal Kerastick® Product Revenues	12,614,000	10,493,000
BLU-U® Product Revenues:
United States	807,000	489,000

Subtotal BLU-U® Product Revenues	807,000	489,000

TOTAL PRODUCT REVENUES	$13,421,000	$10,982,000

DUSA Pharmaceuticals, Inc.

Condensed Consolidated Balance Sheets

	March 31, 2012 (Unaudited)	December 31, 2011 (Unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$25,236,307	$24,423,682
Marketable securities	3,784,069	3,791,942
Accounts receivable, net	3,353,226	3,729,303
Inventory	3,222,775	2,823,173
Prepaid and other current assets	1,220,951	1,380,763
Current assets of discontinued operations	—	38,671

TOTAL CURRENT ASSETS	36,817,328	36,187,534
Restricted cash	175,921	175,810
Property, plant and equipment, net	1,836,858	1,601,101
Deferred charges and other assets	85,489	57,833

TOTAL ASSETS	$38,915,596	$38,022,278

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$1,332,175	$803,639
Accrued compensation	546,735	2,351,342
Other accrued expenses	3,368,993	2,459,562
Current liabilities of discontinued operations	319,598	851,775

TOTAL CURRENT LIABILITIES	5,567,501	6,466,318
Deferred revenue	897,101	900,769
Warrant liability	4,140,569	2,216,763
Other liabilities	150,650	157,238

TOTAL LIABILITIES	10,755,821	9,741,088
SHAREHOLDERS’ EQUITY
Capital stock
Authorized: 100,000,000 shares; 40,000,000 shares designated as common stock, no par, and 60,000,000 shares issuable in series or classes; and 40,000 junior Series A preferred shares. Issued and outstanding: 24,932,087 and 24,649,614 shares of common stock, no par, at March 31, 2012 and December 31, 2011, respectively	151,758,788	151,985,930
Additional paid-in capital	11,056,669	10,606,654
Accumulated deficit	(134,674,120)	(134,336,998)
Accumulated other comprehensive loss	18,438	25,604

TOTAL SHAREHOLDERS’ EQUITY	28,159,775	28,281,190

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$38,915,596	$38,022,278

DUSA Pharmaceuticals, Inc.

Condensed Consolidated Statement of Operations

	3-months ended March 31,
	2012 (Unaudited)	2011 (Unaudited)
Product revenues	$13,420,685	$10,981,689
Cost of product revenues and royalties	2,069,868	1,630,564

Gross margin	11,350,817	9,351,125
Operating costs:
Research and development	2,050,763	1,323,644
Marketing and sales	4,633,579	3,973,224
General and administrative	3,082,770	2,452,747

Total operating costs	9,767,112	7,749,615

Income/(loss) from operations	1,583,705	1,601,510

Other income:
Other income	2,979	16,454
Loss on change in fair value of warrants	(1,923,806)	(2,188,933)

Loss from continuing operations	(337,122)	(570,969)
Loss from discontinued operations	—	(33,931)

Net loss	$(337,122)	$(604,900)

Net loss per share:
Basic and diluted continuing operations	$(0.01)	$(0.02)

Discontinued operations	—	—

Net loss per share	$(0.01)	$(0.02)

Weighted average number of common shares	24,719,290	24,283,398

Use of Non-GAAP Financial Measures

In addition to reporting financial results in accordance with GAAP, DUSA has provided in the table below non-GAAP financial measures adjusted to exclude certain items including share-based compensation expense, consideration provided to the former Sirius shareholders, and the change in fair value of warrants. The Company believes that this presentation is useful to help investors better understand DUSA’s financial performance and competitive position. Management uses these measures along with their corresponding GAAP financial measures to help manage the Company’s business, evaluate DUSA’s performance, and incentivize employees. However, the presentation of non-GAAP financial measures is not meant to be considered in isolation, or as superior to, or as a substitute for financial information provided in accordance with GAAP. The non-GAAP financial measures used by the Company may be calculated differently from, and, therefore, may not be comparable to, similarly titled measures used by other companies.

Investors are encouraged to review the reconciliations of these non-GAAP financial measures to the comparable GAAP results, contained in the table below.

	3-months ended March 31,
	2012 (Unaudited)	2011 (Unaudited)
GAAP net loss	$(337,122)	$(604,900)
Share-based compensation (a)	450,015	196,649
Consideration to former Sirius shareholders (b)	—	4,500
Change in fair value of warrants (c)	1,923,806	2,188,933

Non-GAAP adjusted net income	$2,036,699	$1,785,182

Non-GAAP basic and diluted net income per common share	$0.08	$0.07

Weighted average number of basic common shares	24,719,290	24,283,398

Weighted average number of diluted common shares	26,795,782	25,689,483

(a)	Share-based compensation expense resulting from the application of SFAS 123(R).
(b)	Milestone payment related to Sirius Laboratories acquisition.
(c)	Non-cash charge on the change in fair value of warrants.

About DUSA Pharmaceuticals

DUSA Pharmaceuticals, Inc. is an integrated dermatology pharmaceutical company focused primarily on the development and marketing of its Levulan® PDT technology platform. Levulan® Kerastick® (aminolevulinic acid HCl) for Topical Solution, 20% plus blue light illumination using DUSA’s BLU-U® Blue Light Photodynamic Therapy Illuminator is currently approved for the treatment of minimally to moderately thick actinic keratoses (AKs) of the face or scalp.

DUSA is based in Wilmington, Massachusetts. Please visit our website at www.dusapharma.com. Except for historical information, this news release contains certain forward-looking statements that represent our current expectations and beliefs concerning future events, and involve certain known and unknown risk and uncertainties. These forward-looking statements relate to management’s belief concerning support for growth of the Company’s business, its focus for the remainder of 2012, intentions regarding disease awareness initiatives, and management’s beliefs concerning non-GAAP financial measures. These forward-looking statements are further qualified by important factors that could cause actual results to differ materially from future results, performance or achievements expressed or implied by those in the forward-looking statements made in this release. These factors include, without limitation, marketing of competitive products, actions by health regulatory authorities, clinical trial risks, expenses and results, changing economic conditions, the status of our patent portfolio, reliance on third parties, including sole source vendors, sufficient funding, and other risks and uncertainties identified in DUSA’s Form 10-K for the year ended December 31, 2011.

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